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                             December 7, 2020

       Lars Staal Wagner, M.D.
       Chief Executive Officer
       Evaxion Biotech A/S
       Bredgade 34E
       1260 Copenhagen K
       Denmark

                                                        Re: Evaxion Biotech A/S
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted November
25, 2020
                                                            CIK No. 0001828253

       Dear Dr. Wagner:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Our references to prior comments are to comments in our November 18, 2020 letter.

       Amendment No. 1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Overview, page 1

   1. We note your revisions in response to prior comment 2. Please remove the references to
                                                        "encouraging" results
and "highly encouraging" and "strong" preclinical data here and in the Business section.
Please also revise the statement in the MD&A section that
                                                        preliminary data from
your EVX-01 clinical trial shows "early signs of potential efficacy"
                                                        in combination with
check point inhibitor therapy.
 Lars Staal Wagner, M.D.
FirstName  LastNameLars   Staal Wagner, M.D.
Evaxion Biotech  A/S
Comapany7,
December   NameEvaxion
              2020        Biotech A/S
December
Page 2     7, 2020 Page 2
FirstName LastName
Our EDEN Platform, page 4

2. We note your revisions in response to prior comment 5. Please remove the references to preclinical "confirmation" of EDEN's predictive ability here and in the Business section.
         To the extent that you have not already done so, please revise to discuss the specific results of these preclinical models and why you believe those results indicate that EDEN may have the ability to predict protective vaccine antigens. Please also revise the references to "high efficacy and reduced attrition" in the discussion of the key strengths of the EDEN platform on page 5 and in the Business section. Given the current stage of development of your product candidates and the number of product candidates that never receive FDA approval, such assertions do not seem appropriate. Liquidity and Capital Resources, page 110

3. Please file the EIB loan agreement, as amended, the form of the warrants, and the lease agreement as exhibits to your registration statement. Alternatively, please explain why the filing of such documents is not required.
4. We note your disclosure that you are working to obtain new long-term sources of funding and believe it is probable that new funding will be obtained in due time to enable you to continue your activities as planned at least until September 30, 2021. Please revise to clarify if this funding is in addition to the expected proceeds from your anticipated initial public offering.
Business
In-Licensing, page 177

5. Please revise to disclose when the royalty term is currently expected to end for the
         PharmaJet agreement or how it is determined.
       You may contact Christine Torney at 202-551-3652 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Dwight A. Kinsey, Esq.